FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 1st August 2006.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Date of Notification to RDS plc:	31 July 2006
Today’s date:	1 August 2006
Name of Issuer:	Royal Dutch Shell plc
Date of transaction (“DATE”):	31 July 2006

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors / Persons discharging managerial responsibilities:

Directors/Persons Discharging Managerial Responsibilities (“PDMR”) who have interests in the employee share plans (names listed below)

Nature of the transaction:

Exercise of stock options and / or stock appreciation rights in relation to one of the group employee share plans

Consideration for the transaction:

Consideration paid upon exercise of the options or rights is the market value of the shares underlying the option or rights at the time of the grant(s).

DIRECTOR

Rob Routs	40,000 at Euros 20.58
Jeroen van der Veer	40,000 at Euros 20.58

Classes of security:

Royal Dutch Shell Class B –ordinary shares (“RDSB”) Royal Dutch Shell Class A –ordinary shares (“RDSA”)

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Brandjes

Name: M Brandjes Title: Company Secretary

Date: 1 August 2006